SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K/A

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of                     February   , 1996
                ----------------------------------------------------------------

                          GST Telecommunications, Inc.
- --------------------------------------------------------------------------------
                 (Translation of Registrant's Name Into English)



                            999 West Hastings Street
                                   Suite 1030
                           Vancouver, British Columbia
                                 CANADA V6C 2W2
- --------------------------------------------------------------------------------
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).


         Form 20-F   /X/                             Form 40-F / /

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).


         Yes        / /                              No   /X/

Province of                                                     QUARTERLY REPORT
British Columbia

BRITISH COLUMBIA SECURITIES COMMISSION                                   FORM 61
- --------------------------------------------------------------------------------
INSTRUCTIONS
This report is to be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of the end of their fourth fiscal quarter. Three schedules (typed) are to be attached to this report as follows:

SCHEDULE A:  FINANCIAL INFORMATION
Financial information prepared in accordance with generally accepted accounting principles for the fiscal year-to-date, with comparative information for the corresponding period of the preceding fiscal year. This financial information should consist of the following:

For the first, second and third fiscal quarters:
An interim financial report presented in accordance with Section 1750 of the C.I.C.A. Handbook. This should include a summary income statement (or a statement of deferred costs) and a statement of changes in financial position. A summary balance sheet is also to be provided.

For the fourth fiscal quarter (year end):
Annual audited financial statements.

SCHEDULE B:  SUPPLEMENTARY INFORMATION
The supplementary information set out below is to be provided when not included in Schedule A.

1.   For the current fiscal year-to-date:
     Breakdown, by major category, of those expenditures and costs which are included in the deferred costs, exploration and development expenses, cost of sales or general and administrative expenses set out in Schedule A. State the aggregate amount of expenditures made to parties not at arm's length from the issuer.

2.   For the quarter under review:
     (a) Summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.), number, price, total proceeds, type of consideration (cash, property, etc.), and commission paid.
     (b) Summary of options granted, including date, number, name of optionee, exercise price and expiry date.

   3.As at the end of the quarter:
     (a) Particulars of authorized capital and summary of shares issued and outstanding.
     (b) Summary of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry dates.
     (c)  Total number of shares in escrow or subject to a pooling agreement.
     (d)  List of directors.

SCHEDULE C:  MANAGEMENT DISCUSSION
Review of operations in the quarter under review and up to the date of this report, including brief details of any significant event or transaction which occurred during the period. The following list can be used as a guide but is not exhaustive;
     Acquisition or abandonment of resource properties, acquisition of fixed assets, financings and use of proceeds, management changes, material contracts, material expenditures, transactions with related parties, legal proceedings, contingent liabilities, default under debt or other contractual obligations, special resolutions passed by shareholders. Specifically, the managment discussion must include:
     (a)  disclosure of and reasons for any material differences in the actual use of proceeds from the previous disclosure by the issuer regarding its intended use of proceeds; and
     (b)  a brief summary of the investor relations activites undertaken by or on behalf of the issuer during the quarter and disclosure of the matiral terms of any investor relation arrangements or contracts entered into by the issuer during the quarter.
- --------------------------------------------------------------------------------
ISSUER DETAILS                 ISSUER TELEPHONE NO.  FOR QUARTER  DATE OF REPORT
NAME OF ISSUER                                          ENDED        Y/M/D

GST Telecommunications, Inc.   (360) 254-4700         95/12/31       96/02/09
- --------------------------------------------------------------------------------
ISSUER'S ADDRESS               PROVINCE                              POSTAL CODE

4317 NE Thurston Way           Vancouver, WA                         98662
- --------------------------------------------------------------------------------
CONTACT PERSON                 CONTACT'S POSITION                 TELEPHONE NO.

Robert H. Hanson               Chief Financial Officier           (307) 527-6048
- --------------------------------------------------------------------------------
CERTIFICATE
The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

- --------------------------------------------------------------------------------
DIRECTOR'S SIGNATURE           PRINT FULL NAME                    DATE SIGNED
                                                                  Y/M/D

/s/ Robert H. Hanson           Robert Hanson                      96/02/13


DIRECTOR'S SIGNATURE           PRINT FULL NAME                    DATE SIGNED
                                                                  Y/M/D

/s/ W. Gordon Blankstein       W. Gordon Blankstein               96/02/12

GST TELECOMMUNICATIONS, INC.
Consolidated Balance Sheets
(stated in U.S. dollars)
December 31, 1995
(Unaudited)

- ---------------------------------------------------------------------------------------------------------------
                                                                                December 31         December 31
                                                                                   1995                1994
- ---------------------------------------------------------------------------------------------------------------
ASSETS

Current Assets:
       Cash and Cash equivalents                                         $      164,757,454          3,601,769
       Accounts Receivable                                                        3,977,817          1,909,927
       Notes Receivable                                                             587,937          5,179,678
       Marketable Securities                                                        652,968            983,151
       Inventory                                                                    601,401            520,605
       Prepaid Expense                                                              741,462            430,567
- ---------------------------------------------------------------------------------------------------------------
                                                                                171,319,039         12,625,697

Notes Receivable                                                                    376,048            301,503

Investment in Joint Ventures                                                      2,631,043          3,443,717

Other Investments                                                                         0            100,984

Property and Equipment, Net                                                      43,438,602         10,524,036

Other Assets, Net                                                                20,161,770          6,132,411

Deferred Financing Costs, Net                                                     9,050,122            185,390
- ---------------------------------------------------------------------------------------------------------------

                                                                         $      246,976,624         33,313,738
- ---------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
       Accounts Payable and Accrued Liabilities                          $       12,075,505          2,370,629
       Short Term Payable                                                           933,195                  0
       Deferred Revenue                                                             289,891            133,965
- ---------------------------------------------------------------------------------------------------------------
                                                                                 13,298,591          2,504,594

Deferred Income Taxes                                                                     0             25,746

Long Term Debt                                                                  201,623,356          5,042,686

Non-controlling Interest in Subsidiaries                                          3,103,980          3,316,610

Shareholders' Equity
       Share Capital                                                             50,849,840         27,824,373
       Committment to Issue Shares                                                1,494,051                  0
       Deficit                                                                   23,393,194          5,400,271
       --------------------------------------------------------------------------------------------------------

                                                                                 28,950,697         22,424,102
       --------------------------------------------------------------------------------------------------------

                                                                         $      246,976,624         33,313,738
===============================================================================================================

Approved by the Board of Directors:

/s/  Robert H. Hanson                                     Director
- ----------------------------------------------------------

/s/  W. Gordon Blankstein                                 Director
- ----------------------------------------------------------

GST TELECOMMUNICATIONS, INC.
Consolidated Statement of Operations and Deficit
(stated in U.S. dollars)
For the three months ended December 31, 1995
(with comparatives for the three months ended December 31, 1994)
(Unaudited)

- ---------------------------------------------------------------------------------------------------------------
                                                                                December 31         December 31
                                                                                   1995                1994
- ---------------------------------------------------------------------------------------------------------------
Revenues:
       Telecommunication Services                                        $        4,534,185            117,255
       Product                                                                    1,984,877          2,108,063
- ---------------------------------------------------------------------------------------------------------------
                                                                                  6,519,062          2,225,318
- ---------------------------------------------------------------------------------------------------------------

Cost of Goods Sold/Services:
       Telecommunication Services                                                 4,376,145            192,315
       Product                                                                    1,521,273            877,655
- ---------------------------------------------------------------------------------------------------------------
                                                                                  5,897,418          1,069,970
- ---------------------------------------------------------------------------------------------------------------

Gross Margin                                                                        621,644          1,155,348

Operating Expenses
       Audit and Legal                                                              553,501            142,744
       General,Selling and Administration                                         3,146,111            961,396
       Marketing,Travel and Promotion                                             1,165,585            311,300
       Research and Development                                                     282,691            243,051
- ---------------------------------------------------------------------------------------------------------------
                                                                                  5,147,888          1,658,491
- ---------------------------------------------------------------------------------------------------------------

Loss from Operations before Depreciation
       and Amortization                                                           4,526,244            503,143

       Depreciation and Amortization                                              1,410,968            303,644
- ---------------------------------------------------------------------------------------------------------------

Loss from Operations                                                              5,937,212            806,787

Other Expenses (Income):
       Interest Income                                                             (268,809)           (50,493)
       Interest Expense                                                           1,727,326                  0
       Foreign Exchange (Income)/Loss                                               (25,117)             4,873
       Loss from Joint Ventures                                                     227,974             75,424
       Other Non-op Expense                                                          (2,265)               275
- ---------------------------------------------------------------------------------------------------------------
                                                                                  1,659,109             30,079
- ---------------------------------------------------------------------------------------------------------------

Loss before Income Taxes
       and Non-Controlling Interest                                               7,596,321            836,866

Income Tax Expense                                                                   17,178            137,725
- ---------------------------------------------------------------------------------------------------------------

Loss before Non-controlling Interest
       in Income of Subsidiaries                                                  7,613,499            974,591

Non-controlling Interest in Loss of Subsidiaries                                   (175,208)          (214,519)
- ---------------------------------------------------------------------------------------------------------------

Loss for the Period                                                               7,438,291            760,072

Deficit, Beginning of Period                                                     15,954,903          4,640,199
- ---------------------------------------------------------------------------------------------------------------

Deficit, End of Period                                                   $       23,393,194          5,400,271
===============================================================================================================

Loss per Share                                                           $             0.38               0.06
===============================================================================================================

GST TELECOMMUNICATIONS, INC.
Consolidated Statements of Changes in Financial Position (stated in U.S. dollars) For the three months ended December 31, 1995
(Unaudited)

- ---------------------------------------------------------------------------------------------------------------
                                                                                December 31         December 31
                                                                                   1995                1994
- ---------------------------------------------------------------------------------------------------------------
Cash provided by (used in)

Operations:
       Loss for the Period                                               $       (7,438,291)          (760,072)
       Items not involving Cash:
           Non-controlling Interest in Loss of Subsidiaries                        (175,208)          (214,519)
           Loss from Joint Venture                                                  227,974             75,424
           Deferred Income Tax                                                            0             (5,655)
            Accretion of Interest                                                 1,016,725                  0
           Amortization and Depreciation                                          1,410,968                  0
           Issuance of stock for Financing Commitment                               396,088            303,644
       --------------------------------------------------------------------------------------------------------
                                                                                 (4,561,744)          (601,178)
       --------------------------------------------------------------------------------------------------------

       Changes in Non-cash Operating Working Capital:
            Accounts Receivable                                                     327,849           (488,613)
            Notes Receivable                                                         18,733             32,150
            Inventory                                                              (214,312)          (146,093)
            Prepaid Expenses                                                        (96,239)          (295,786)
            Accounts Payable and Accrued Liabilities                               (861,135)          (567,852)
            Deferred Revenue                                                        (82,739)                26
       --------------------------------------------------------------------------------------------------------
                                                                                   (907,843)        (1,466,168)
       --------------------------------------------------------------------------------------------------------

       Cash provided by (used in) from Operations                                (5,469,587)        (2,067,346)
       --------------------------------------------------------------------------------------------------------

Financing Activities:
       Issuance of Common Stock and Exercise of Warrants                            287,463          2,749,657
       Deferred Financing Costs                                                  (7,927,918)          (115,741)
       Proceeds from Long Term Debt                                             180,772,667          5,042,686
       Notes Receivable                                                            (159,136)            25,026
- ---------------------------------------------------------------------------------------------------------------
                                                                                172,973,076          7,701,628
- ---------------------------------------------------------------------------------------------------------------

Investments:
       Sale of Shares of a Subsidiary                                                     0            300,000
       Purchase/Sale of Marketable Securities                                       217,656           (140,543)
       Acquisition of Property and Equipment                                     (8,091,010)        (6,228,368)
       Other Investments                                                                  0            (45,000)
       Purchase of Other Assets                                                    (897,015)          (137,195)
       --------------------------------------------------------------------------------------------------------
                                                                                 (8,770,369)        (6,251,106)
       --------------------------------------------------------------------------------------------------------

Increase (Decrease) in Cash                                                     158,733,120           (616,824)

Cash, Beginning of Period                                                         6,024,334          4,218,593
- ---------------------------------------------------------------------------------------------------------------

Cash, End of Period                                                      $      164,757,454          3,601,769
===============================================================================================================

GST Telecommunications, Inc.
Quarterly Report

For the quarter ended December 31, 1995

- --------------------------------------------------------------------------------
SCHEDULE B: SUPPLEMENTARY INFORMATION
- --------------------------------------------------------------------------------

1. During the three months ended December 31, 1995, $ 47,500 (U.S. funds) was paid to a company owned by a director for consulting services.

2.   During the quarter ended December 31, 1995:

     a)   Securities issued:

               Oct. 6/95 - 22,000 common shares issued @ $4.25 (US funds) per share for cash proceeds of $93,500 (US funds). re: Exercise of stock options.

               Oct. 6/95 - 25,200 common shares issued @ $6.34 (US funds) per share for deemed value of $159,768 (US funds). re: Bonus Shares as consideration for loan to company.

               Oct. 20/95 - 50,000 common shares issued @ $5.50 (Cdn funds) per share for cash proceeds of $201,245 (US funds). re: Exercise of warrants.

               Oct. 20/95 - 1,000,000 common shares issued @ $10.00
               (US funds) deemed per share. re: Acquisition of final 20% of GST Telecom. Shares registered to escrow agent and held in escrow.

               Nov. 20/95 - 101 common shares issued @ $5.00 (US funds) per share for cash proceeds of $505 (US funds). re: Exercise of stock options.

               Dec. 5/95 - 33,760 common shares issued @ $7.00 (US funds) per share for deemed value of $236,320 (US funds). re: Bonus Shares as consideration for loan to company.

     b)   Options granted:

               50,000 options @ $5.00 (US funds) per share. Issued as of December 29, 1995 pursuant to an employment agreement dated August 17, 1994. Expiration date of August 16, 1999. Vested as to 20% per year.

3    As at December 31, 1995:

     (a)  Share Capital

          An unlimited number of common shares without nominal or par value issued: 19,831,351 common shares for $50,849,840 (U.S. funds)

     (b)  Outstanding options, warrants and convertible securities:

                                              Exercise/
     Description         # Common              Conversion          Expiration
     of Securities       Shares Issuable         Price             Date
     -------------       ---------------       ----------
     Options                 352,300               $4.25 U.S.      Jun. 23/97
     Options                  10,000               $4.50 U.S       Oct. 3/97
     Options                  40,000               $4.38 U.S       Feb. 21/98
     Options                 133,140               $5.00 U.S       Feb. 28/99
     Options                  60,000               $5.00 U.S       Feb. 28/99
     Options                  50,000               $5.00 U.S       Aug. 16/99
     Options                  40,818               $3.55 U.S       Jan. 4/2000
     Options                 925,000               $6.75 U.S       Sept. 21/2000
     Warrants                930,900              $10.00 Cdn       Mar. 31/96
     Warrants                187,500               $5.52 U.S       Oct. 23/96
     Warrants                 62,500               $5.52 U.S       Oct. 23/96
     Warrants                125,000               $5.62 U.S       Apr. 26/97


     There is a right outstanding to purchase 250,000 units at a price per unit equal to the average Common Share price for the 30 trading days preceding the date of the purchase of the units. The units are comprised of one Common Share and one-half of a share purchase warrant exercisable for two years at a price equal to 120% of the unit purchase price.

     (c)  Total shares in escrow or subject to pooling: 1,750,000.

     (d)  List of Directors

              Ian Watson
              Robert Hixon Hanson
              Peter Ernest Legault
              W. Gordon Blankstein
              Eamon D. Hoey
              Jack Armstrong
              John Warta
              Takashi Yoshida
              Thomas E. Sawyer
              Steve Irwin

- --------------------------------------------------------------------------------
SCHEDULE C :  MANAGEMENT DISCUSSION
- --------------------------------------------------------------------------------

1)   See attached schedule

2) Cost of Sales for the period ended December 31, 1995 comprised of the following:

Beginning Inventory October 1, 1995                            $        387,089

Carrier Usage                                    $     4,226,081
Engineering and Operations                               958,023
Direct Materials                                         777,443
Direct Labor                                             104,333
Overhead                                                  45,850      6,111,730
                                                   -----------------------------
                                                                      6,498,819

Ending Inventory at December 31, 1995                                   601,401
                                                                 ---------------

Cost of Goods Sold                                             $      5,897,418
                                                                 ===============

GST Telecommunications, Inc.
General, Selling, & Administrative Expense Detail
(Stated in U.S. Dollars)
For the three months ended December 31, 1995
(unaudited)

                                             Total

Salary & Benefits                       $1,704,672
Customer Service                        $   42,280
Office Facilities & Exp                 $1,167,497
Telephone                               $  139,050
Other Operating Costs                   $   92,612

                                        ----------
                                        $3,146,111
                                        ----------

GST Telecommunications, Inc.
Marketing, Travel & Promotion Expense Detail
(Stated in U.S. Dollars)
For the three month ended December 31, 1995
(unaudited)


Marketing                                          $ 1,036,372
Travel                                             $   121,691
Shareholder Information                            $     2,149
Promotion                                          $     5,373

                                                    ----------
                                                    $1,165,585
                                                    ----------

                       SCHEDULE "C" MANAGEMENT DISCUSSION


During the three months ended December 31, 1995, revenues amounted to $6,519,062, an increase of $4,293,744 compared to the three months ended December 31, 1994. The increase was principally the result of increased revenues by the Company's wholly-owned manufacturing subsidiary, National Applied Computer Technologies ("NACT"), the Company's wholly-owned long distance telecommunication services subsidiary, GST Net, which is comprised of two wholly-owned subsidiaries, International Telemanagement Group ("ITG") and Wasatch International Network Services ("WINS"). To a lesser extent, the increase was also attributable to the recognition of the revenues of the Company's wholly-owned network telecommunication services subsidiary GST Telecom, Inc., which consists of three affiliated companies, GST Pacwest Telecom Hawaii, Inc., GST Pacific Lightwave, Inc. and GST Tucson Lightwave, Inc.

With respect to NACT, revenue increased by $272,240, or 12.9%, versus the earlier comparable period, as a result of increased wholesale service revenues and sales of switching and network management and billing systems. The gross profit margins with respect to NACT's manufacturing operations was 64.0% for the three months ended December 31, 1995.

With respect to ITG, an interexchange carrier based in Lima, Ohio, revenue was recognized of $3,624,051 for the three months ended December 31, 1995. No revenues were recognized for the comparable period as ITG was purchased on May 1, 1995 by GST Net, an affiliate of the Company.

With respect to WINS, a wholesale and other retail carrier services company, revenue was recognized of $231,425 for the three months ended December 31, 1995, and no revenues were recognized for the comparable period, inasmuch as WINS did not begin to offer such services until after the end of that period. WINS provides the switching equipment, technical and network management support and billing services for those customers who do not own their own switches. To those customers who require carrier services, WINS provides such services on a resale basis, utilizing NACT's contract with major interexchange carrier.

Operating expenses increased by $3,489,397, in the three months ended December 31, 1995, principally as a result of higher salary and benefit costs incurred during the period, as the Company continues to add a significant number of sales, marketing and management employees. Also, contributing to the increase was a higher level of legal, audit, travel and other expenses associated with the Company's financing and investing activities.

Depreciation and amortization increased significantly in the three month period, principally as a result of the increased provision for depreciation occasioned by a higher asset base that existed in the prior period.

Other expenses increased significantly in the three month period, principally as a result of an increase in interest expense due to the $180.0 million private placement debt securities financing and to a lesser extent the increase in losses from joint ventures. Offsetting these factors was an increase of $218,316 in interest income, the result of interest earned on the proceeds of the aforementioned debt financing.

On October 20, 1995, the Company acquired the remaining 20% of GST Telecom, Inc. from Pacwest LLC, for consideration of 1,000,000 shares of the Company's Common Stock.

On December 20, 1995, the Company realized gross proceeds of U.S. $180,001,683 from the private placement to institutional investors in the U.S. consisting of a package of debt securities, arranged by the international investment banking firm of Morgan Stanley & Co., Incorporated. Of the net proceeds of the Offering, $2.0 million was applied to the repayment of short-term indebtedness, and the balance will be used for capital expenditures, to fund future operating deficits and for working capital purposes.

The Company has submitted proposals for approximately $65.3 million of debt financing under the Tomen America master financing agreement for its network projects in Tucson, Albuquerque, and the upgrade of its Hawaiian network. Tomen America has approved $27.0 million of financing for such projects. Under the agreement, Tomen has agreed to lend up to $100.0 million to subsidiaries of GST Telecom, Inc. for the development and construction of network projects. The agreement further provides that Tomen will evaluate each network project separately to determine if it will participate in financing the project.

At December 31, 1995, the Company had $165,410,422 in cash and cash equivalents, compared to $4,584,920 at December 31, 1994. The Company continues to invest substantial sums of capital, principally in GST Telecom, for the development and construction of telecommunications networks.

Schedule D
Summary Financial Data
GST USA, Inc.
Consolidated Balance Sheet
December 31, 1995 and 1994
(unaudited)
(stated in U.S. Dollars)

                                                                     1995                   1994

ASSETS
Current Assets                                              $       154,488,651   $          1,206,497

Long Term Assets                                            $        74,441,259   $         20,213,723

                                                         ----------------------------------------------
    TOTAL ASSETS                                            $       228,929,910   $         21,420,220
                                                         ==============================================

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities                                         $        12,471,755   $          2,405,651

Long Term Liabilities                                       $       181,257,921   $          5,068,432

Minority Interest                                           $         3,103,980   $          3,316,610

                                                         ----------------------------------------------
    Total Liabilities                                       $       196,833,656   $         10,790,693
                                                         ----------------------------------------------

Share Capital                                               $        48,512,591   $         11,451,309

Accumulated Deficit                                         $       (16,416,337)  $           (821,782)

                                                         ----------------------------------------------
    Total Shareholders' Equity                              $        32,096,254   $         10,629,527
                                                         ----------------------------------------------

                                                         ----------------------------------------------
    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY              $       228,929,910   $         21,420,220
                                                         ==============================================

Schedule D
Summary Financial Data
GST USA, Inc.
Consolidated Income Statement
For the Three Months Ended December 31, 1995 and 1994
(unaudited)
(stated in U.S. Dollars)

                                                                  1995                   1994
SALES                                                     $     6,519,062        $   2,225,318

Cost of Goods Sold                                        $     5,988,024        $   1,148,141

                                                         --------------------------------------
Gross Margin                                              $       531,038        $   1,077,177
                                                         --------------------------------------

Operating Expenses                                        $     6,100,498        $   1,699,403

                                                         --------------------------------------
    Operating Loss                                        $    (5,569,460)       $    (622,226)
                                                         --------------------------------------

Other Expenses                                            $     1,318,201        $       23,188

    Operating Loss before Income taxes
         and Minority Interest                           --------------------------------------
                                                          $    (6,887,661)       $    (645,414)
                                                         --------------------------------------

Income Taxes                                              $         17,229       $     151,398

                                                         --------------------------------------
    Operating Loss before Minority Interest               $    (6,904,890)       $    (796,812)
                                                         --------------------------------------

Minority Interest                                         $       175,208        $     214,519

                                                         --------------------------------------
    NET LOSS                                              $    (6,729,682)       $    (582,293)
                                                         --------------------------------------

                                                         --------------------------------------
    Deficit, beginning of period                          $    (9,686,655)       $    (239,489)
                                                         --------------------------------------

                                                         --------------------------------------
    Deficit, end of period                                $   (16,416,337)       $    (821,782)
                                                         ======================================

Schedule D
Summary Financial Data
GST USA, Inc.
Consolidated Statement of Changes in Financial Position
For the Three Months Ended December 31, 1995 and 1994
(unaudited)
(stated in U.S. Dollars)

                                                                  1995                   1994

Operations:
Loss for the Period                                       $          (6,729,682)  $           (582,293)

    Items not involving cash                              $           2,275,519   $           (601,178)

    Changes in Working Capital                            $          (1,203,506)  $          3,300,458

                                                         ----------------------------------------------
Cash provided by (used in) operations                     $          (5,657,669)  $          2,116,987
                                                         ----------------------------------------------

Cash provided by (used in) investing activities           $          (6,841,011)  $         (6,784,134)

Cash provided by (used in) financing activities           $         153,651,658   $          4,951,971

                                                         ----------------------------------------------
Increase (decrease) in cash and cash equiavlents          $         141,152,978   $            284,824
                                                         ----------------------------------------------

                                                         ----------------------------------------------
Cash and cash equivalents, beginning of period            $           3,893,676   $          1,309,788
                                                         ----------------------------------------------

                                                         ----------------------------------------------
Cash and cash equivalents, end of period                  $         145,046,654   $          1,594,612
                                                         ----------------------------------------------

Schedule E
GST TELECOMMUNICATION, INC.

         RECONCILIATION BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
                       IN CANADA AND IN THE UNITED STATES

These financial statements have been prepared by management in accordance with generally accepted accounting principles in Canada. Except for the loss per share calculation, these financial statements also conform in all material respects, with those accounting principles that are generally accepted in the United States. For U.S. GAAP purposes, loss per share is $ 0.40 and $ 0.06 for the three months ended December 31, 1995 and 1994 respectively.
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INCORPORATION BY REFERENCE

                  This Form 6-K/A is incorporated by reference into the Registrant's Registration Statements on Form F-3 (Registration
No. 33-95324, 33-97096 and 333-1538) and Registration Statement on Form S-8 (Registration No. 33-94072).

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                              GST Telecommunications, Inc.
                              ----------------------------
                              (Registrant)



Date:  May 6, 1996             By    /s/ Robert H. Hanson
                               --------------------------
                               Robert H. Hanson
                               Senior Vice President